Mark Crone
Managing Partner
mcrone@cronelawgroup.com

Eleanor Osmanoff
Partner
eosmanoff@cronelawgroup.com

VIA EDGAR

October 31, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Amy Geddes, Lyn Shenk, Rucha Pandit and Donald Field

Re:	Re: JX Luxventure Ltd Form 20-F for Fiscal Year Ended December 31, 2022 Filed May 12, 2023 File No. 001-35715

Ladies and Gentlemen:

On behalf of our client, JX Luxventure Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 16, 2023 (the “Comment Letter”), relating to the above-referenced annual report on Form 20-F for the year ended December 31, 2022, as amended by Amendment No. 1, dated May 15, 2023 and Amendment No. 2, dated August 31, 2023 (collectively, the “Annual Report”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Annual Report (“Amendment No. 3”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. All references in this response letter to the Annual Report include the references to Amendment No. 3 to the Annual Report. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3.

Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 1

1. We note your response to comment 2 and reissue in part. Please revise your disclosure to clearly acknowledge that Chinese regulatory authorities could disallow the holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless.

Response: In response to this Staff’s comment, the Company revised its disclosure on page 1 of Item 3, acknowledging that Chinese regulatory authorities could disallow the Company’s holding structure, which would likely result in a material change in the Company’s operations and/or a material change in the value of its securities, including that it could cause the value of its securities to significantly decline or become worthless. The Company also added a risk factor to the summary of risk factors disclosing the risks related to our corporate structure and included cross-references to the risk factors under the heading “Risks Related to Our Corporate Structure.”

United States Securities and Exchange Commission

October 31, 2023

2. We note your response to comment 4 and reissue in part. Please revise your cash flows disclosure here to provide cross-references to the consolidated financial statements. Additionally, please also include the entirety of your Item 3 disclosure regarding transfers of cash throughout your organization in Item 5. Operating and Financial Review and Prospects.

Response: In response to this Staff’s comment, the Company revised the disclosure regarding cash flows, providing cross-references to the consolidated financial statement and included these disclosures contained in Item 3 regarding transfers of cash throughout the Company’s organization in Item 5 Operating and Financial Review and Prospects.

3. We note your response to comment 5 and reissue. Please amend your disclosure here and in the summary risk factors and risk factors sections to clearly state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: In response to this Staff’s comment, the Company revised its disclosures in Item 3, in the summary risk factors and risk factors to clearly state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. The Company also added this disclosure in Item 5. Operating and Financial Review and Prospects.

4. We note your response to comment 7 and reissue. Please revise to provide a summary of risk factors and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to this Staff’s comment, the Company has added a summary of risk factors disclosing the risks of the Company’s corporate structure and being based in or having the majority of the company’s operations in China poses to investors. The Company also added to the summary of risk factors the risks arising from the legal system in China, including (i) risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; (ii) risk that the Chinese government may intervene or influence the Company’s operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers; (iii) risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

United States Securities and Exchange Commission

October 31, 2023

5. We note your response to comment 8 and reissue in part. In this regard, we note your representation that you “have obtained all material licenses and permits.” The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure. Additionally, to the extent you did not rely on an opinion of counsel regarding your conclusions in this section (PRC Government Permissions and Approvals), state that is the case and explain why such an opinion was not obtained.

Response: In response to this Staff’s comment, the Company revised its disclosure, eliminating the previous qualification language and stating that upon consultation with its PRC legal counsel, the Company believes that it obtained all licenses and permits.

A. Operating Results

Comparison of Fiscal Years Ended December 31, 2022, 2021, and 2020

Administrative expenses, page 73

6. We note your response to comment 10. Based on your revised disclosure, it appears stock was issued in lieu of cash due to your desire to conserve cash. Based on the financial information provided for the six-month period ended June 30, 2023 as compared to the six-month period ended June 30, 2022 furnished on Form 6-K filed August 16, 2023, we note no similar level of cash compensation. Please tell us specifically to what this compensation relates, how the valuation was determined, and why there is no similar cash expense in the latest interim period.

Response: In response to the Staff’s comment, please see below the following explanation. Administrative expenses increased by $49.19 million or 717.2% to $56.04 million in 2022, up from $6.86 million in 2021. This substantial increase was primarily attributed to a rise in equity-based employee compensation, which totaled $53.3 million in 2022 versus $4.4 million in 2021. Specifically, the company issued 54.73 million shares of common stock to employees, officers and directors in 2022 as equity compensation.  The number of shares granted was based on the individuals’ value and necessity to Company’s operations, as well as share price trends. Due to challenging macroeconomic conditions in 2022, raising capital was very difficult amidst the significant downturn in global financial markets. The Company provided such equity-based compensation to its directors and employees working in the technology consulting solution business. By providing equity compensation instead of cash, Company aimed to conserve operating cash as it built on its technology consulting solution. Initially, we expected building out the solution to take two years. However, the employees exceeded the Company’s expectations, delivering the solution in one year instead of two years. Their equity-based compensation comprised of annual salary and bonus for the accelerated delivery.

In determining the specific compensation to employees serving as bonuses, the directors took into consideration the value of the services performed by the employees, the performance of the stock price during the past 12-month, anticipated China economic conditions, and anticipated performance of the China based stock listed in the U.S. Upon completing the technology consulting project, those employees terminated their employment with the Company and for that reason, did not receive equity compensation during 2023. Additionally, the Company did not issue any awards to its directors as compensation under the equity incentive plan during the first 6 months ended June 30, 2022, and for that reason no such compensation was reflected in our 6-month report ending June 30, 2022.

Item 5. Financial Review and Prospects

Critical Accounting Policies

Revenue Recognition

Revenue from selling of airline-ticket, page 79

7. We note your response to comment 11 and the added disclosure with regard to the selling of airline tickets. Please tell us in your response the portion of revenue earned from airline tickets during fiscal 2022 that resulted from specific requests by airline ticket agencies, the portion of revenue earned by you for tickets purchased based on your judgment of potential trends, not in response to any specific request, and revenue recorded from sales of tourism packages. As a related matter, please tell us the consideration given to disclosing this information in the notes to your financial statements as further disaggregation of revenue. Refer to the guidance in paragraphs B87-89 of IFRS 15.

Response:  In response to this Staff’s comment, please find the following explanation from the Company. During the fiscal year ended December 31, 2022, the portions of revenue earned by the Company from specific requests by airline ticket agencies and revenue of tourism packages were $79,084,489 and $7,853, respectively. The portion of the Company’s revenue for airline tickets purchased based on our judgment of potential trends was recorded as inventory of $25,512 as of December 31, 2022, which was sold out during 2023. Considering the similar nature of the three revenue types and immaterial amount of the two types of business, the Company simply combined them as one segment.

United States Securities and Exchange Commission

October 31, 2023

8. Please tell us in your response whether you decide when and how to resell all the tickets, or whether your contracts, once accepted by airline ticket agencies, contain specific passenger information and sales instructions.

Response: In response to this Staff’s comment, the Company provided the following explanation: We are an air ticket supplier to operators of online ticket platforms, our business customers. We initially receive from our business customers information that show only the flight number and date, without passenger information. When our price is accepted by our business customer, meaning that we won the bid, our business customers provide us with the passenger information and request us to issue the airline ticket.

9. We note that one airline ticket agency, Customer A, accounted for 93% of your revenue. Please tell us in your response the specific cost of sales related to Customer A.

Response: The specific costs of sales related to Customer A for our airline ticket services comprise of the cost of airline tickets brought from airlines (including air-ticket amendment fee) after discount, netting-off returns of tickets to the airline companies.

10. Please tell us in your response how your return and/or replacement guarantees differ from that of the actual airlines providing the travel service. Include in your response, for each period an income statement is presented, your provision for losses related to these guarantees and actual losses recognized.

Response: In response to this Staff’s comment, please see the following explanation from the Company: The Company’s return and replacement policy differs from the actual airlines providing the travel services in that, in accordance with our contracts with our the business customers, the Company guarantees the return and/or replacement of tickets to its business customers, notwithstanding that the airline companies may refuse changes to exchange and/or return the tickets. In that regard, we take a risk of loss associated with the airline tickets purchased by us. For the fiscal years ended 2022 and 2021, the Company recognized $965,169 and $916,678, respectively, as losses related to these guarantees. We did not make provision for the loss because the return or replacement usually happened less than 15 days after revenue recognized and unexpectable.

11. We note your response to comment 11. Based on your response and disclosure, it appears you have two models of sales for airline tickets: (A) those in which end consumers first place orders for tickets with the travel agencies and (B) those in which you buy tickets in advance of end consumers placing orders for tickets.

With regard to “A,” you state that travel agencies “receive demands from” end consumers and then solicit bids to meet that demand from suppliers such as you. Please tell us whether the bid solicitation is at a fixed price set by the travel agency (e.g., is a supplier willing to sell us, the travel agency, X ticket for $Y price) or at an unstated price by the travel agency (e.g., we, the travel agency, need X ticket and we will buy it from the best bidder’s price). If the latter, please tell us how the travel agencies price such tickets for end consumers ahead of purchase absent priced ticket inventory (because it has to be put out for bid). Please also clarify for us what the term “receives the demands” means.

Please tell us whether your travel agency customers also buy tickets directly from airlines and, if they do, why and under what circumstances they chose to purchase from you rather than directly from the airlines. Please also tell us whether it is typical for travel agencies in China to purchase airline tickets through an intermediary such as yourself rather than directly from the airlines. Finally, with regard to “A,” tell us the nature of the ticket information your travel agency customers have access to prior to bid solicitation (for example, whether the travel agencies have schedules, availability, pricing, etc.).

With regard to “B,” please tell us to whom tickets are sold (e.g., travel agencies or directly to end consumers). Please also tell us how you market “B” tickets. You state you use your judgment of the potential trend of certain airlines within a certain period in determining ticket inventory to procure. Please explain to us why your procurement is based on trends of airlines rather than expected demand from end consumers. Please also provide us more context to understand the considerations you make when deciding which tickets to purchase.

United States Securities and Exchange Commission

October 31, 2023

Because of the differences between models “A” and “B” for airline tickets, please provide us with another response that addresses each of the control and principal/agent factors included in IFRS 15.32-33, 15.38, and 15B34 to B38 and your resulting gross versus net conclusion on a separate basis for (1) tourism packages, (2) model “A” tickets, and (3) model “B” tickets.

Finally, please also tell us the average ownership period of inventory prior to resale for each of these three categories separately.

Response: in response to this Staff’s comment, please see the following explanation from the Company.

The phrase “receive demands” means that an end-consumer has placed an order online using an online platform operated by our business customers. Once our business customer receives the customer bids, it will ask ticket suppliers such as us for a bidding. (Please see our below response to Comment No. 8, referenced here) to our answer in Question 8). Our bid price is not a fixed price, and it changes based upon our determination. Normally, there is a suggested price recommended by the airline. Then, we make a determination on the viability of the suggested price, and either accept, decrease or increase the final offering price based upon our analysis of the market. We may make the safe assumption that the suggested price is the price quoted by our business customer, which was based upon the most recent price accepted by its users and the suggested price quoted by the airline. To the best of our knowledge, our travel agency customers, operators of the online ticket platform, choose to purchase tickets from intermediaries like us rather than directly from the airlines. The reason for choosing this model is that our customers, operator of the online ticket platform, choose to delegate the low profit and high working capital of airline ticket procurement business to intermediaries like us rather than from airlines.

As an airline ticket supplier, we need to deposit cash to airline companies to ensure sufficient funds to buy tickets because we do not obtain any credit from airline companies. Because of their strong customer base, our business customers require suppliers, like us, to deposit funds in their assigned bank accounts to secure potential tickets return or replacements. This is a typical business model in China for online platform operators to delegate airline tickets procurement to suppliers like us.

Regarding Model B airline tickets, we only sold tickets to off-line travel agencies. We do not engage in the marketing of these tickets, and this business represents less than 1% of our air-ticket business revenue. Airline operators offer different discounts and promotions to various routes to purchasers like us on a monthly basis. We make a decision as to which promotion routes to purchase based upon our analysis of the demand for the tickets. This is the reason why we anticipate the procurement of the tickets based upon airline’s monthly promotional offering on certain routes, with the final decision to procure those tickets based upon our analysis of the market demand.

For Model A airline tickets, as the Company (i) bears the inventory risks of the air-tickets, (ii) provides additional services (guaranteed return or replacement) on the services procured by the airline companies, and (iii) has discretion in setting the price for the specified service, the Company is considered as a principal and recognize the revenue in a gross basis. The inventory period is about 1.5 minutes.

For Model B airline tickets, as the Company (i) bears the inventory risks of the air-tickets, and (ii) has discretion in setting the price for the specified service, the Company is considered as principal and recognizes the revenue in a gross basis. The inventory period is about 4 months. Please see our response to item #8 below related to the sale of tourism packages.

United States Securities and Exchange Commission

October 31, 2023

Revenue from the sale of Tourism Package, page 79

12. We note your response to comment 11. You added disclosure regarding reselling airline tickets, but not regarding the sale of tourism packages as requested in our previous comment 11. Please provide us fulsome analysis of why recording revenue on a gross basis as principal is appropriate under IFRS 15.B34 to B38 and related paragraphs. Include an in-depth discussion of your process of procurement and marketing for sale of these tourism packages, including from whom you purchase them, to whom you sell them, how long you own tickets related to the tourism packages before selling them, and how you determine what to include in these tourism packages.

Response: In response to this Staff’s comment, the Company provides the following information. We purchase various tourism products from different suppliers, for example, diving products, yacht tour products and related products. These products normally contain a warranty period of one (1) year. Then, we sell them through our travel agencies or certain retail customers. Normally, the inventory period is around 3-6 months. If we are not able to sell them out before the validation date, we suffer a loss. As the Company bears a full inventory risk of the tourism products, the revenue is recorded on a gross basis.

7. Segment Reporting, page F-27

13. We note your response to comment 12. You have identified your reportable segments for fiscal 2022 as Tourism Products, Technology, and Cross-Boarder Merchandise. Please revise your tabular presentation of your balance sheet information in this footnote to conform to your reportable segment categories so that balance sheet amounts are disclosed for each reportable segment.

Response: In response to this Staff’s comment, we revised tabular presentation of our balance sheet information in this footnote on page F-27,

Notes to Financial Statements

32.Share Capital and Share Premium, page F-42

14. Your response to comment 20 states that all share figures have been adjusted for the 1:10 reverse split. However, we note the table on page F-42 appears to show the common stock into which the preferred shares will convert to common shares at pre-split levels. Please review your entire document to ensure all share and per share figures accurately reflect the reverse split. If you determine that disclosure regarding pre-reverse split information is necessary for a clear understanding of a transaction, consider providing that information parenthetically directly after disclosure of the revised figures.

Response: In response to this Staff’s comments, the Company provided an explanation to this note 32 that share and per share figures do not reflect the 1:10 reverse split that became effective as of April 26, 2023, in an effort to use consistently the figures used for prior years. The Company adjusted the figures to the post-split basis to calculate EPS, and this is the only portion of the financial statements and the note thereto where post-spilt basis figure was used.

General

15. For all comments issued, please provide the information requested within the text of your response letter. To the extent an amendment is required, our comments will specifically request an amended filing. Absent such specific request, please note you may comply with revised disclosure requests in future filings.

Response: The Company responded to all Staff’s comments directly in this response letter. In addition, in Amendment No. 3, the Company revised its disclosures, responding to Staff’s comments 1 through 5, 13 and 14.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff